File No.  70-8617


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 5
                                      to
                                   FORM U-1

                   APPLICATION-DECLARATION WITH RESPECT TO
                               PARTICIPATION BY
            EUA ENERGY INVESTMENT CORPORATION AND ITS SUBSIDIARIES
               IN A JOINT VENTURE TO DEVELOP AND COMMERCIALIZE
         A BIOMASS-FIRED COMBUSTION TURBINE POWER GENERATION FACILITY

                                    UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      EUA ENERGY INVESTMENT CORPORATION
                  P.O. Box 2333, Boston, Massachusetts 02107

                               EUA BIOTEN, INC.
              750 West Center Street, West Bridgewater, MA 02379

                  (Names of companies filing this statement
                and addresses of principal executive offices)


                         EASTERN UTILITIES ASSOCIATES

                   (Name of top registered holding company
                      parent of applicant or declarant)

                      CLIFFORD J. HEBERT, JR., TREASURER
                         EASTERN UTILITIES ASSOCIATES
                  P.O. Box 2333, Boston, Massachusetts 02107

                   (Name and address of agent for service)

              The Commission is requested to mail signed copies
                of all orders, notices and communications to:

                           ARTHUR I. ANDERSON, P.C.
                           McDermott, Will & Emery
                               75 State Street
                         Boston, Massachusetts 02109

This Post-Effective Amendment No. 5 ("Post-Effective Amendment #5") amends and restates, in its entirety, Post-Effective Amendment No. 4 filed by EUA Energy Investment Corporation ("EEIC") and EUA BIOTEN, Inc. ("EUA BIOTEN"), dated November 24, 1997, and supplements and amends the Application-Declaration on Form U-1 filed by EEIC on April 27, 1995, as subsequently amended by Amendment No. 1 dated May 17, 1995, Amendment No. 2 dated June 19, 1995, Amendment No. 3 dated June 21, 1995, Post-Effective Amendment No. 1 dated October 4, 1996, Post-Effective Amendment No. 2 dated November 8, 1996 and Post-Effective Amendment No. 3 dated November 14, 1996 (the "Application-Declaration"). EUA BIOTEN, a Massachusetts corporation and a wholly-owned subsidiary of EEIC, hereby joins as an additional Applicant in this Application-Declaration. EEIC and EUA BIOTEN are sometimes referred to hereinafter each as an "Applicant" and collectively as the "Applicants".


ITEM 1. Description of Proposed Transactions.

I.      Introduction.

        A. Prior Authorizations. By order dated June 21, 1995 (Release No. 35-26314), the Commission authorized (i) EEIC to form EUA BIOTEN, and
(ii) upon its formation, EUA BIOTEN to participate as one of two general partners in BIOTEN Partner ship, a then to-be-formed partnership for the development and commercialization of biomass-fired combustion turbine power generation facilities and products and/or services offered in connection with such facilities, including the manufacture, fabrication, marketing, sale and delivery of such facilities (collectively, "Business Opportunities"). Additionally, the Commission authorized EEIC (a) to make up to $3.907 million of capital contributions to BIOTEN Partnership upon its formation, $1.907 million of which would be disbursed in connection with the testing and development of a commercial prototype plant, and (b) to provide BIOTEN Partnership, from time to time through December 31, 1998, with (1) a working capital line of credit of up to $3 million, at an annual interest rate equal to the prime lending rate as announced by The First National Bank of Boston, N.A. ("Prime") plus 6% before EEIC's receipt of payment in full of EEIC's "Priority Return", and Prime plus 2% thereafter, but in no event to exceed 16% per annum, and (2) an additional contribution, at EEIC's sole discretion, of $2 million. EEIC (on behalf of the then to-be-formed EUA BIOTEN) committed to own at all times no more than a 9.9% voting interest in BIOTEN Partnership. By order dated November 14, 1996 (Release No. 35-26604), the Commission authorized EEIC to increase the working capital line of credit it provides to BIOTEN Partnership from $3 million to $6 million.

        B. Background. On June 26, 1995, pursuant to a 1995 Agreement of General Partnership (the "Partnership Agreement"), EUA BIOTEN and BIOTEN LLC, a Tennessee limited liability company ("BIOTEN LLC"), formed BIOTEN Partnership, a Tennessee general partnership ("BIOTEN Partnership"). Pursuant to the terms of the Partnership Agreement and based upon additional contributions made and increases in the working capital provided to BIOTEN Partnership by the Applicants, all as authorized by t he Commission orders described in Paragraph I.A above, EUA BIOTEN currently owns a 49.5% profits interest and a 9.9% voting interest in BIOTEN Partnership.

II.     Overview of Proposed Transactions.

        A. Initial Business Opportunity in India. The Applicants propose to develop a Business Opportunity in India by designing, constructing, installing, operating and maintaining two biomass-fired combustion turbine power generation facilities using the BIOTEN Technology, each comprising a combustion turbine offset combustor, electric generator and other associated equipment (each such facility, a "BIOTEN Unit"), as provided in that certain draft Memorandum of Understanding dated January __, 1998 (the "Memorandum of Understanding") by and between BIOTEN Partnership and a Co-operative Society located in the State of Maharashtra, India and registered with the Registrar of Co-operatives, Government of Maharashtra ("First Customer"). The Memorandum of Understanding is filed under request for confidential treatment as Exhibit B-4 hereto. Each BIOTEN Unit to be purchased by First Customer in accordance with the terms of the Memorandum of Understanding would be rated 6.0 MWe, would be fueled by First Customer's available biomass in the form of bagasse (a sugar cane by-product), and would be completely installed, tested, demonstrated and purchased on a turnkey, fixed price basis for the price set forth in the Memorandum of Understanding, such purchase price to be paid in installments based upon the completion of agreed upon milestones and subject to upwards and downwards adjustments based upon actual performance deviations from commercial performance guarantees, all as provided in the Memorandum of Understanding. Except as described below, First Customer will be responsible for obtaining financing for the entire cost of each BIOTEN Unit.

        The first BIOTEN Unit would serve as a demonstration facility (the "Demo Unit") and the working capital required for its construction would be financed by BIOTEN Partnership and secured by a promissory note from First Customer in favor of BIOTEN Partnership, the value of which promissory note would increase at specified milestones to simulate the making of progress payments that are financed by the promissory note (the "First Customer Promissory Note"). Title to the Demo Unit would be transferred to First Customer upon completion of the Demo Unit. BIOTEN Partnership would operate and maintain the Demo Unit on behalf of First Customer, pursuant to a separate operation and maintenance agreement, during a demonstration period of up t o twelve months following the completion of the Demo Unit and until the Demo Unit satisfies agreed upon performance criteria. First Customer shall reimburse BIOTEN Partnership for the costs of operating the Demo Unit during such Demonstration Period . BIOTEN Partnership expects that construction of the Demo Unit will be completed and acceptance testing performed within twenty-four months following the execution and commencement of funding under a definitive construction agreement. Subject to t he Demo Unit meeting the minimum agreed upon performance criteria, work on the remaining BIOTEN Unit would commence in May, 2000 and is expected to be completed within twelve months. Title to the second BIOTEN Unit would be transferred to First Customer upon full payment of the purchase price for such unit. Upon First Customer's acceptance of the Demo Unit, First Customer would assist BIOTEN Partnership's promotion of the BIOTEN Technology worldwide by permitting site visits and participating i n other such activities as appropriate. In the event the Demo Unit does not satisfy the agreed upon minimum performance criteria, BIOTEN Partnership would be obligated to remove the Demo Unit at its expense, First Customer would have no obligation to purchase either BIOTEN Unit, and First Customer's obligations under the First Customer Promissory Note would be cancelled.

        BIOTEN Partnership would itself or through one or more to-be-formed incorporated or unincorporated special purpose joint ventures (each, a "Joint Venture") with nonassociate local stock corporations, co-operatives or other entities or associations, contract with First Customer and other purchasers of BIOTEN Units to provide engineering, procurement and construction services, sales, installation and long term operation and maintenance services, equipment and training support, and promotion and marketing services in connection with the BIOTEN Units. BIOTEN Partnership and/or the Joint Ventures would contract with local entities to manufacture equipment (subject to appropriate licensing arrangements with respect to the BIOTEN Technology) and to provide sales, construction, installation, operation and maintenance and other services to First Customer and other purchasers of the BIOTEN Units. For the reasons set forth in Section IV below and because the purchasers of the BIOTEN Units would retain significant and principal responsibility in connection with the operation of the BIOTEN Units, none of the activities or services to be provided by BIOTEN Partnership and/or the Joint Ventures would constitute ownership or operation o f an electric utility company within the meaning of Section 2(a)(3) of the Act. First Customer would remain responsible, among other things, for the following in connection with the operation and maintenance of the BIOTEN Units purchased by it: (i) obtaining and maintaining all necessary permits and approvals required by cooperative sugar mills in Maharashtra State (including, without limitation, Vasantdata Sugar Institute-Pune and National Federation of Cooperative Sugar Mills approvals, "Tender Offer" approval by the Sugar Commission of Cooperative Mills, appropriate licenses to generate power from the Industry Ministry, No Objection Certificates with respect to compliance with Maharashtra State emissions standards, water consumption an d land use/zoning changes, and approval of foreign exchange transactions by the Foreign Investment Promotion Board), (ii) providing bagasse or other fuel sufficient to satisfy the agreed upon performance criteria, (iii) maintaining a water supply sufficient for the operation of the First Customer BIOTEN Units, (iv) disposing of ash by-product, (v) paying taxes, (vi) maintaining and paying the premiums for insurance at agreed upon levels, (vii) scheduling maintenance, (viii) scheduling load and output requirements, and (ix) selling excess electricity to private third parties and/or exporting it to the Maharashtra State Electricity Board grid. First Customer would also be responsible for the preparation of bid documents and participation in bidding processes in connection with the First Customer BIOTEN Units, and would be required to obtain financing for the second BIOTEN Unit purchased by it.

        B. Development of Additional Business Opportunities. Upon satisfactory completion of the Demo Unit and without further Commission authorization, the Applicants propose to develop additional Business Opportunities in India as well as in other countries throughout the world, on terms and conditions similar to those for the First Customer BIOTEN Units, subject to the working capital and capital contribution authorizations requested in Section III below. Such activities may include (i ) the financing, construction and installation of one or more demonstration facilities on substantially the terms and conditions set forth in Section II.A above with respect to the Demo Unit, and (ii) the provision by BIOTEN Partnership and/or the Joint Ventures of one or more of the following services in furtherance of such Business Opportunities, all in accordance with the Applicants' Financial Forecast (1998 - 2002) filed under a request for confidential treatment as Financial Statement b-3 hereto: engineering, procurement and construction services, sales, installation and long term operation and maintenance services, equipment and training support, and promotion and marketing services.

III.    Requests for Authorizations.

        A.      Capital Contributions and Working Capital Lines of Credit.
To accomplish the transactions described in Sections II.A and B above, the Applicants seek Commission authorization, through December 31, 2002, (i) to increase the amount of the working capital line of credit which the Applicants are currently authorized to provide to BIOTEN Partnership pursuant to the Commission's Order dated November 14, 1996 from "up to $6 million" by an additional $7 million (the "Additional Loans an d/or Advances"), (ii) to charge interest rates on such working capital line of credit, including any Additional Loans and/or Advances made thereunder, at rates of interest not to exceed those previously authorized pursuant to the June 21, 1995 Order, which rates exceed the Applicants' effective cost of capital, and (iii) to make additional capital contributions to BIOTEN Partnership in an aggregate amount of up to $5 million, as a result of which increased capital contributions EUA BIOTEN would increase its voting interest and profits interest in BIOTEN Partnership to seventy-nine and eight tenths percent (79.8%) each, EUA BIOTEN would become entitled to a $4,000,000 Priority Return (as such term is defined in the Partnership Agreement), an d BIOTEN Partnership would become a subsidiary of EUA BIOTEN within the meaning of Section 2(a)(8) of the Act.

        B. BIOTEN Partnership Requests for Authorization. The Applicants seek Commission authorization, through December 31, 2002, for BIOTEN Partnership, upon becoming a subsidiary of EUA BIOTEN, to (i) provide financing for the construction o f the Demo Unit and for such other demonstration facilities as are contemplated by the Financial Forecast set forth in Financial Statement b-3, within the capitalization and financing authorizations set forth in Section III.A above; and (ii) to enter into one or more Joint Ventures in connection with the development of Business Opportunities. Because the Joint Ventures will be special purpose entities formed to provide specific services in connection with BIOTEN Units in diverse geographic settings, the Applicants request the flexibility to negotiate provisions appropriate to each such Joint Venture without further Commission authorization, subject to the limitations of the financing authorizations requested in this Post-Effective Amendment #5. The Applicants also hereby request a determination pursuant to Section 13(b) of the Act that transactions among BIOTEN Partnership and the Joint Ventures be exempt from regulation under the Act for the reasons set forth below.

        C. Provision of Services by Other System Companies. The Applicants seek Commission authorization, through December 31, 2002, for each of the Applicants and EUA Service Corporation (a non-utility company subsidiary of Eastern Utilities Associates), to provide training and supervisory support, marketing, administrative, financial, accounting and other services to BIOTEN Partnership and the Joint Ventures in connection with the Business Opportunities; provided, however, that such services as are rendered by employees of the EUA System other than BIOTEN Partnership employees shall be provided at cost in accordance with the provisions of Rules 90 and 91.

IV.     Analysis.

        For the reasons set forth in paragraphs IV.A through IV.C below, the Applicants believe that the transactions proposed in this Post-Effective Amendment #5 should be authorized.

        A. By orders dated June 21, 1995 (Release No. 35-26314) and November 14, 1996 (Release No. 35-26604), EEIC was authorized, through its nonutility subsidiary, EUA BIOTEN, and indirectly through BIOTEN Partnership, to develop and commercialize technology relating to biomass-fired combustion turbine power generation facilities and related products and services. The November 14, 1996 order states BIOTEN Partnership's anticipation of "significant market opportunities for small biomass plants within the United States to provide an economic means to dispose sawdust, and overseas to provide an inexpensive source of electricity where fossil fuels are expensive or unavailable." The Applicants believe that the Business Opportunities are consistent with, and in furtherance of, the purposes set forth in Section 1201 of Title XII ("Renewable Energy") of the Energy Policy Act of 1992.

        B. Section 13(b) provides that the Commission may exempt, conditionally or unconditionally, transactions pursuant to which a company undertakes to perform services or construction work for, or sell goods to, any associate company thereof which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States. Each of the proposed Joint Ventures will be formed with the specific purpose of providing local services to one or more facilities developed by BIOTEN Partnership in foreign countries and, as such, will derive of all its income (except, possibly, de minimis interest income from bank accounts located within the United States) from sources outside the United States. Furthermore, by virtue of their foreign locations, none of the proposed facilities will be public utility companies operating within the United States.

        C. Because the proposed activities and services of BIOTEN Partnership and the Joint Ventures will not constitute ownership or operation of an electric utility company, an exempt wholesale generator or a foreign utility company and will b e functionally related within the meaning of the Act, the proposed activities and services should not be regulated activity.
Section 2(a)(3) of the Act defines an "electric utility company" as "any company which owns or operates facilities for the generation, transmission or distribution of electric energy for sale, other than sale to tenants or employees of the company operating such facilities for their own use and not for resale." Although First Customer has expressed its desire to resell a portion of the electric energy to be generated by the First Customer BIOTEN Units, neither BIOTEN Partnership nor the to-be-formed Joint Ventures will maintain an ownership interest in any BIOTEN Unit (other than BIOTEN Partnership's initial ownership interest in the Demo Unit, which interest shall be transferred to First Customer upon completion of the Demo Unit and which transfer shall precede any resale of electricity to be generated by the Demo Unit). Additionally, none of BIOTEN Partnership nor any Joint Venture will have full operating responsibility for any foreign BIOTEN Unit (See the third paragraph of Section II.A above for a list of the operation responsibilities which are to be reserved to First Customer; similar reservations will be made for future purchasers of BIOTEN Units). In accordance with the reasoning set forth in the Commission's No Action letters under Section 2(a)(3) of the Act (see, e.g., Kenetech Windpower, Inc., April 10, 1994; Ebasco Services, Inc., August 17, 1982; Colstrip Energy Limited Partnership, December 7, 1989; and University Technical Services, Inc. and JWP Maintenance and Services, Inc., November 22, 1994), because BIOTEN Partnership and the Joint Ventures will not have full operational responsibility for the foreign BIOTEN Units, their activities should not be subject to regulation pursuant to Section 2(a)(3) of the Act.

V.      Quarterly Reports to be filed with the Commission.

        EEIC will file quarterly reports with the Commission within ninety
(90) days following the end of each calendar quarter. These reports will include the following information:

        (1)     A description of BIOTEN Partnership's activities;

        (2) A statement of the amount of funds invested and open account advances made by EEIC in and to BIOTEN Partnership during the quarter and cumulative to date;

        (3) A description of the services provided by the Applicants and EUA Service Corporation if any, during the quarter and the type and number of personnel assigned by EUA Service to achieve the reported activities;

        (4) Financial statements including a balance sheet of BIOTEN Partnership as of the quarterly reporting date, an income statement for the quarter reporting, and a statement of cash flows.

        Additionally, the Applicants agree to cause each of BIOTEN Partnership and the to-be-formed Joint Ventures, if any, to make their respective books and records available for inspection in the United States by the Commission.

VI.     EWGs and FUCOs.

        None of the Applicants, BIOTEN Partnership, nor any subsidiary thereof has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein have any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. The Applicants, for themselves and their subsidiaries, will not acquire any such interest or right without first obtaining any necessary Commission authorization. All applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied and none of the conditions contained in Rule 53(b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.


ITEM 2. Fees, Commissions, and Expenses. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with this Post-Effective Amendment #5 are estimated as follows:


        EUA System Expenses     * $
        Legal Fees              * $
        TOTAL                   * $

        *       To be filed by amendment.


ITEM 3. Applicable Statutory Provisions. The sections of the Act and rules or exemptions thereunder that the Applicants consider applicable to the proposed transactions are set forth below:

Capital contributions, and                      Section 12(b) and Rule
loans and open account advances                 45(a).
at interest rates greater than
the Applicants' effective cost
of capital, by the Applicants
to BIOTEN Partnership.

Acquisition by EUA BIOTEN of                    Sections 9(a), 10 and
additional voting and profits                   12(b); Rule 45(a).
interests in BIOTEN Partnership.

Acquisition by BIOTEN Partnership               Sections 6(a) and 7 and
of initial ownership interest in                Rule 43(a).
Demo Unit.

Formation of Joint Ventures                     Section 9(a) and 10.
by BIOTEN Partnership.

Performance of services by                      Section 13(b); Rules
the Applicants and EUA Service                  87(b)(1), 90 and 91.
Corporation for the Joint Ventures.


ITEM 4. Regulatory Approvals.

        No consent or approval of any state commission or any federal commission other than the Commission is necessary for the transactions which are the subject of this Post-Effective Amendment #5.


ITEM 5. Procedure.

        (a) In order to enable the Applicant(s) to enter into the proposed transactions promptly, the Applicants hereby request that this Post-Effective Amendment #5 be granted and made effective at the earliest convenient date.

        (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible office of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of t he Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.


ITEM 6. Exhibits and Financial Statements.
                                        (+ Confidential treatment requested.)

The following new exhibits are hereby added:

                +       Exhibit B-4     Draft Memorandum of Understanding
                                        dated January __, 1998 by and between
                                        BIOTEN Partnership and First Customer
                                        (filed under confidential treatment
                                        request dated January 9, 1998)

                        Exhibit H-1     Proposed Form of Notice (filed
                                        herewith)

        Financial Statements

                +       b-3             Financial Forecast of BIOTEN
                                        Partnership (1998 - 2002) (filed
                                        under confidential treatment request
                                        dated January 9, 1998)


ITEM 7. Information as to Environmental Effects.

        The transactions described in Item 1 do not involve major federal actions significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


                             SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned Applicants has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                                            EUA ENERGY INVESTMENT CORPORATION
                                            EUA BIOTEN, INC.


                                            By:  /s/ Clifford J. Hebert, Jr.
                                            Clifford J. Hebert, Jr.
                                            Their Treasurer


Dated:  January 12, 1998